August 12, 2005


      Mail Stop 4561

Michael J. Skellern
President and Chief Executive Officer
Universal Guardian Holdings, Inc.
4695 MacArthur Blvd.
Suite 300
Newport Beach, CA  92660

      Re:	Universal Guardian Holdings, Inc.
		Form 10-KSB for the year ended December 31, 2004
      Filed 4/18/05
      File No. 000-24755

Dear Mr. Skellern:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Notes to Consolidated Financial Statements

Note 1 - Organization and Significant Accounting Policies

Intangible Assets, page F-13

1. We note that you have not recorded a goodwill impairment charge for the year ended December 31, 2004 despite substantial net losses and negative operating cash flow. Please tell us specifically how you determined that goodwill was not impaired.

Note 2 - Acquisitions, page F-15

2. We note that the $3.5 million in goodwill recorded as part of the
SSSI acquisition is in excess of the total purchase price. Pursuant to paragraph 51(b) of SFAS 141, revise your future filings to include a description of the factors that contributed to a purchase price resulting in the recognition of goodwill. In addition, advise us why you have not allocated any of SSSI`s purchase price to other intangible assets such as those identified in paragraph A14 of SFAS
141 and whether or not there are any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Kristi Beshears at (202) 551-3429 or me at
(202) 551-3486 if you have questions.



						Sincerely,



Daniel L. Gordon
Branch Chief

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Universal Guardian Holdings, Inc.
August 12, 2005
Page 1